Exhibit 99.2

Sappi Limited

Announcement

Immediate release

6 December 2011

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE 000006284
NYSE code SPP
(“Sappi” or “the Company”)

GRANTING OF CONDITIONAL SHARE AWARDS TO DIRECTORS OF
LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the granting of conditional share awards by Sappi to the undermentioned directors of the Company and its major subsidiary companies. The necessary authority in terms of paragraph 3.66 was obtained and these were off-market transactions:

Date of notification
of transaction	:	5 December 2011

Nature of transaction	:	Grants of Conditional Share Awards in terms of the
Sappi Limited Performance Share Incentive Plan

Strike price	:	Nil (no consideration)

Vesting dates for
Conditional share awards	:	2 December 2015

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

DIRECTOR’S NAME		COMPANY	NUMBER OF SHARES SUBJECT TO CONDITIONAL AWARDS

RJ	BOËTTGER	Sappi Limited	200 000
J	BONER	Sappi Fine Paper Europe (Co Sec)	50 500
HA	DE JONGH	Sappi Southern Africa	53 000
M	GARDNER	Sappi Fine Paper North America	105 000
TS	HAWKES	Sappi Southern Africa	24 000
RD	HOPE	Sappi Fine Paper North America	60 000
E	LETLAPE	Sappi Southern Africa	33 000
NN	MAELANE	Sappi Southern Africa	53 000
S	MANCHESTER	Sappi Fine Paper North America	40 000
J	MILLER	Sappi Fine Paper North America	50 000
CM	MOWATT	Sappi Southern Africa	28 000
G	PEARCE	Sappi Fine Paper Europe	55 500
A	ROSSI	Sappi Southern Africa	87 500
LA	SWARTZ	Sappi Southern Africa/Sappi Fine Paper North America	87 500
AvC	THIEL	Sappi Southern Africa	100 000
MR	THOMPSON	Sappi Limited	70 000
GM	VAN AARDE	Sappi Southern Africa	28 000
AJW	VAN DER MERWE	Sappi Southern Africa	25 000
BJ	WIERSUM	Sappi Fine Paper Europe	105 000